Exhibit (a)(23)

AMENDMENT NO. 22

TO THE DECLARATION OF TRUST OF

NORTHERN INSTITUTIONAL FUNDS

(a Delaware statutory trust)

This Amendment No. 22 (the “Amendment”) to the Agreement and Declaration of Trust of Northern Institutional Funds (the “Trust”) amends, effective May 22, 2014, the Agreement and Declaration of Trust of the Trust dated as of July 1, 1997, as amended (the “Declaration of Trust”)

WHEREAS, on May 22, 2014, the Trustees unanimously voted to authorize an additional class of shares of beneficial interest of the Prime Obligations Portfolio and the U.S. Government Select Portfolio (each, a “Portfolio”) of the Trust;

NOW, THERFORE, the Declaration of Trust is hereby amended as follows:

1. An unlimited number of authorized, unissued and unclassified shares of beneficial interest of the Trust be, and hereby are, classified into five separate classes of shares designated as Shares, Service Shares, Premier Shares, GFS Shares and Williams Capital Shares in the Prime Obligations Portfolio.

2. An unlimited number of authorized, unissued and unclassified shares of beneficial interest of the Trust be, and hereby are, classified into four separate classes of shares designated as Shares, Service Shares, Premier Shares and Williams Capital Shares in the U.S. Government Select Portfolio.

3. Each share of each such class of the Prime Obligations Portfolio and the U.S. Government Select Portfolio shall have all the preferences, conversion and other rights, voting powers, restrictions, limitations, qualifications and terms and conditions of redemption that are set forth in the Agreement and Declaration of Trust of the Trust with respect to each Portfolio’s shares of beneficial interest.

4. All references in the Declaration of Trust to the “Declaration” shall mean the Declaration of Trust as amended by this Amendment.

5. Except as specifically amended by this Amendment, the Declaration of Trust is hereby confirmed and remains in full force and effect.